

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2011

<u>Via E-mail</u>
Tian Qing Chen
Chairman and Chief Executive Officer
Oro East Mining, Inc.
1127 Webster Street, Suite 28
Oakland, CA 94607

> **Re: Oro East Mining, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 26, 2011**
> **File No. 333-177509**
> **Form 10-Q for the Six Months Ended June 30, 2011**
> **Filed August 12, 2011**
> **Form 10-Q for the Nine Months Ended September 30, 2011**
> **Filed November 16, 2011**
> **Form 8-K Filed April 6, 2011**
> **File No. 000-53136**

Dear Mr. Chen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2. Please revise to include the updated financial information required by Rule 3-12 of Regulation S-X and provide current consents from Paritz & Co and MaloneBailey in your next amendment.

3. We note that your disclosure controls and procedures are not effective because of a material weakness in your internal control over financial reporting. Please revise to identify and discuss the weakness identified. Also, we are not able to locate any information related to the weakness in the Form 10-K for the period ended December 30, 2010.

4. Please submit, as supplemental information and not as part of you filing, a copy of the report by Agetro Commodities.

5. Please revise to furnish the information required by Items 202 and 506 of Regulation S-K.

6. In an appropriate place in the prospectus, detail how and under what circumstances the current stockholders were introduced to the company.

7. In light of your status as a Delaware corporation with only the rights to develop certain tenement lands in the Republic of Philippines, explain to us in necessary detail each of the following items:

- who prepared the registration statement;

- what basis or source(s) the preparer relied upon in drafting the prospectus;

- who created the business plan which is described;

- how Tian Qing Chen first came to be affiliated with the Company; and

- whether Tian Qing Chen or any others participating in the preparation of the registration statement have visited the subject property and if so, when such visit(s) took place.

We may have additional comments based on your responses.

8. If any of your directors or officers, Founder, named legal counsel, Agetro Commodities, those responsible for Tian Qing Chen's connection with the Company or any others who participated in the preparation of the prospectus disclosure has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) found no mineralization worth proceeding to Phase II or ceased mining activities or (d)

became a delinquent filer with the SEC, please describe the circumstances to us in necessary detail. We may have additional comments.

Cover Page of Prospectus

9.   Revise the cover page of the prospectus to:

- revise the price of the shares offered by the selling shareholders to reflect a fixed price for the duration of the offering;

- include an appropriate "subject to completion" legend that complies with Item 501(b)(10) of Regulation S-K or advise us that you do not intend to make any preliminary distribution of the prospectus;

- include the legends required by paragraphs 6 and 7 of Item 501(b), as appropriate;

- show the fifth paragraph in bold typeface;

- indicate in bold typeface that any purchaser of common stock in the offering may be the only purchaser, given the lack of a minimum offering amount;

- disclose the net proceeds you will receive for the total amount of the offering. Refer to Item 501(b) of Regulation S-K; and

- include the correct page number on which the Risk Factors appear.

10.   We note that in addition to selling shares to the public, both the CEO and the President intend to offer the shares to friends, family members and business acquaintances. Please tell us whether the CEO or the President will reserve any percentage of the shares for sale directly to the latter category of investors. In addition, revise to disclose how company officers who are selling shares will determine whether to sell company shares or their own shares.

Prospectus Summary, page 4

11.   Please revise here and throughout the document, as appropriate, to specifically state what consideration, if any, was given in exchange for the certain mineral rights.

12.   Please revise your summary to disclose that you have no operating history, no customers and no revenues and disclose when you expect to begin operations. In addition, disclose your current cash position as of the most recent practicable date, your monthly "burn rate" and the amount of time that your present capital will last at this rate.

13.   Please balance your disclosure in this section to explain in greater detail that your business may not materialize in the event you are unable to execute on your plan. Please provide enhanced disclosure regarding the events or circumstances that may prevent the accomplishment of your business objectives, including, without limitation, the fact that the assignment of claims to the Company will revert back to Oro East Mining Company LTD should you fail to become a publicly listed company, as required by Section 3 of the Assignment of Rights Agreement.

14.   Please revise to include a recent developments section, including a summary of your financial condition, results of operations and related discussions for the three month periods ended September 30, 2011 and September 30, 2010.

Glossary of Exploration Terms, page 8

15.   Please expand your glossary to define words used in the prospectus that may not be familiar to investors. As examples only, we note the following terms appearing on page 37 should be defined:

- dendritic;

- paleogene;

- mafic-ultramafic;

- miocene diorite;

- andesite; and

- dacite.

16.   Please tailor your glossary to your disclosure in this filing. For example, and without limitation, you define the terms "Oxide" and "Stratigraphy" but do not use such terms elsewhere in your filing.

Risk Factors, page 9

General

17.   Please avoid making statements such as "there can be no assurance" that an event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide any assurance.

18.   Add a risk factor disclosing that because there is no escrow, trust or similar account, the offering proceeds could be seized by creditors or by a trustee in bankruptcy, in which case investors would lose their entire investment.

We May Require Additional Funds . . . , page 9

19.   Please revise to quantify the funds required to complete the first phase of any initial exploration program and the additional funds required for subsequent exploration activities.

Use of Proceeds, page 21

20.   Revise to disclose the details of the offering expenses. In this regard, we note the narrative states $10,000 and the Part II information states $16,889 while the table states costs from $265,000 to over $1,000,000.

21.   Please revise to describe and quantify the various components of the $12,500,000 estimated cost of Phase II activities.

22.   Here or in your "plan of operations" portion of MD&A, disclose who prepared the cost estimates, and explain the basis or bases upon which they were prepared. State whether the person(s) making the estimates has or have actually visited the site, and if so, when such visit(s) took place.

23.   Please revise to disclose whether the corporate bank account in which you will deposit the offering proceeds is located outside the United States. If so, please add a risk factor relating to the difficulties an investor may have enforcing its rights against you or the depositary bank.

Selling Stockholders, page 23

24.   Your disclosure in this section does not indicate the nature of any position, office, or other material relationship which the selling security holders have had within the past three years with the registrant or any of its predecessors or affiliates. For example, this section does not disclose that Mutual Gain Hong Kong Group Limited is an affiliate of the Company. This is only an example. Please revise as appropriate. Refer to Item 507 of Regulation S-K.

25.   Please revise to disclose whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

Plan of Distribution, page 27

26.   Please provide us your rationale for concluding that Tian Q. Chen and Danni Zhong are eligible for the Rule 3a4-1 under the Securities Exchange Act.

27.   We note that Mr. Chen and Ms. Zhong did not receive any compensation during the prior two fiscal years. Please tell us when you plan to pay compensation to these persons and any contingent milestones related to such payments.

Description of Business, page 31

General

28.   Your website indicates that you are the exclusive licensee of Greentech Sustainable Mining Technology. Please revise your disclosure to describe this license in detail and furnish any other information required under Item 101(h)(4) of Regulation S-K.

29.   The Form 8-K filed on September 29, 2010 discloses that you entered into a Limited Agency and Services Agreement, dated as of September 10, 2010, between the Company and Sichuan Dujiangyan Weida Company, Limited, dba Weida Co., Ltd.. To the extent this agreement remains material to your business, please revise your disclosure to describe this agreement in detail.

Organization Within the Last Five Years, page 31

30.   Please revise to include an expanded discussion of the terms of the rights agreement entered into with Oro East Mining Ltd.

31.   Your disclosure in the first paragraph on page 31 indicates that have positioned yourself to acquire any type of business and have not restricted your potential candidate target companies to any specific business, industry or geographical location. We refer you to Rule 419 of the Securities Act. With a view to revised disclosure, advise us of your status as a company seeking an operating company to acquire or merge with.

32.   In the second paragraph on page 32 you state that Oro Philippines assigned to the Company "certain rights and obligations with respect to the permitted mining claims" under the Rights Agreement. Please revise to describe in detail such rights and obligations.

33.   Please revise to discuss in greater detail the material terms and conditions of the Mineral Right Sharing Agreement that you reference in the first paragraph of page 33, including, without limitation, a description of any actions that must be taken or expenses incurred in order to maintain such rights.

34.   In the second paragraph on page 33 you describe the mapping work that was conducted by the Agetro Davao Mapping Team. You also state that it is imperative for the Company to "implement the proper evaluation of the deposit". Please revise to clarify what you mean by this. If you believe that the Agetro Commodities report may be unreliable, this should be clearly explained.

35.   We note that the maps on page 35, 39 and 40 are difficult to read or illegible. Please revise to provide them in more readable format and ensure compliance with SEC's Industry Guide 7(c)(1).

36.   It appears that much of the disclosure on pages 33 and 34 is repeated in the last four paragraphs of page 41. Please revise.

Description of Claims, page 36

37.   Please reconcile the first sentence in the first paragraph on page 36 with your statements elsewhere that you do not presently claim to have any ores or reserves whatsoever. Also revise to disclose the basis for your assertion that the tenement claim contains significant deposits of copper and gold.

38.   We note your disclosure in the first, fourth and fifth paragraphs on page 36 referring to mines, deposits and other mineral properties that exist in the proximity of your claim. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties.

Government Approvals and Recommendations, page 40

39.   You state that "all applicable permits" have been obtained. Please revise to identify the applicable permits and describe the material terms of such permits. If applicable, quantify any required expenditures in connection with maintaining or renewing such permits. Please also add a cross-reference to the second risk factor on page 17.

40.   We note that there is currently a moratorium on mining in this area of the Philippines. Please revise to discuss in detail any material effects of this moratorium on your business and prospective operations.

41.   We note your reference to Agetro Commodities on page 42. Please provide a brief description of this entity or person and its qualifications.

42.   We note your disclosures attributed to a report by Agetro Commodities. Please provide an analysis as to why these disclosures are not expertized disclosure and why a consent is not required pursuant to Rule 436.

43.   Please tell us, with a view towards revised disclosure:

- whether Agetro Commodities is affiliated with Oro-East Mining Company LTD., Oro East Mining, Inc. or any of their respective affiliates;

- the fees paid by Oro-East Mining Company LTD. pursuant to its engagement of Agetro with respect to its report; and

- any fees paid by Oro-East Mining Company LTD. or Oro East Mining, Inc. to Agetro during the past three fiscal years.

Our Executive Offices, page 45

44.   Please clarify whether the Company's designated offices are held in fee or are leased. If the offices are leased, please disclose the material terms and conditions of the leases. In addition, please confirm that disclosure pursuant to Item 102 of Regulation S-K is complete.

45.   We note that your corporate office is located in California. Please disclose how many times Mr. Chen has visited the MPSA 184-XI claim and how often he plans to visit the claim in the future. In addition, please add related risk factor disclosure as appropriate.

46.   Please tell us why you have not disclosed that in 2010 you opened offices in Hong Kong and the Philippines, as disclosed on the Form 8-K filed on September 29, 2010.

Directors, Executive Officers, Promoters and Control Persons, page 52

47.   Please revise the biographies of your directors, executive officers, promoters and control persons to include more detailed descriptions of their business experience over the past five years, specifying the name and principal business of each employer or company, job titles, and providing start and end dates for each position held. Also eliminate any gaps or ambiguities as to time. Refer to Item 401(e) of Regulation S-K.

48.   Please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Tian Qing Chen and Linda Chen should serve as directors of the Company. Refer to Item 401(e) of Regulation S-K.

49.   If Tian Qing Chen, the Chairman and CEO, works at a different location than your corporate headquarters, please revise his biography to disclose where he works.

50.   Disclose for your officers and directors the percentage of their professional time they individually devote to your business.

Involvement in Certain Legal Proceedings, page 54

51.   Please revise your disclosure to describe the involvement of your officers and directors in certain legal proceedings during the past 10 years as required by Item 401 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 56

52.   The selling stockholders table on page 23 indicates that Accelerated Venture Partners LLC currently owns 3,000,000 shares of the Company's common stock, which constitutes approximately 10.7% of the outstanding common stock. Please tell us why you have not listed this stockholder in the table on page 56.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 58

53.   Your disclosure states that there have not been any changes in or disagreements with accountants on accounting and financial disclosure. With a view towards revised disclosure, please reconcile this statement with the Form 8-K (File No. 000-53136) filed on April 6, 2011, which disclosed the dismissal of your former independent principal accountant and auditor, Paritz & Co., effective as of March 17, 2011. Refer to Item 304 of Regulation S-K.

Where You Can Find More Information, page 58

54.   On page 58, you state that you do not file reports with the SEC. We note that the Company has filed, among others, current and periodic reports under the Securities Exchange Act of 1934 with the SEC (File No. 000-53136). Please revise your disclosure here and elsewhere in the document as appropriate.

Financial Statements

55.   In your next amendment, please include page numbers for your financial statements.

Note 1(a) - Organization and Business

56.   We note that the Company intends to focus on extracting precious metals "primarily meet the demands of the Chinese Government and companies for the mined minerals". Please expand your discussion throughout your filing, where appropriate, to discuss this plan in greater detail.

Part II.

Item 15. Recent Sales of Unregistered Securities, page II-2

57.   Please revise your discussion of the private placements to state briefly the facts relied
        upon to make the exemption(s) from registration under the Securities Act of 1933
        available. Refer to Item 701(d) of Regulation S-K.

58.   As a related matter, we note that you filed a Form S-1 on July 13, 2010 (File No. 333-
        168086) and an investor presentation is publicly available on your website at
        http://www.oroeast.com/wp-content/uploads/2010/08/Oro-East-PPT-Investors-Only-July-
        2010.pdf. In light of these facts, please provide us with your legal analysis regarding the
        availability of the Section 4(2) exemption for sales to the private placement investors
        listed in the table on page II-2. Please also tell us how and by what means the investors
        were contacted or solicited with respect to the private placements. In addition, please
        provide us with a legal analysis regarding the website disclosures and how, under
        Commission communication rules, the website disclosures are not free writing prospectus
        materials, required to be filed.

Signatures

59.   Form S-1 must be signed by the Principal Financial Officer and the Controller or
        Principal Accounting Officer. Please identify the person signing in each capacity. See
        Instruction 1 to Form S-1.

Exhibits

60.   Please tell us why you have not filed the following documents as exhibits and/or
        separately listed them in the exhibits table:

        •   specimen common stock certificate;

        •   Certificate of Amendment dated September 20, 2010;

        •   Mineral Right Sharing Agreement;

        •   documents relating to the Company's fee simple claim to MPSA 320-
                2010-XI and all material permits;

        •   License to Greentech Sustainable Mining Technology;

        •   Limited Agency and Services Agreement, dated as of September 10, 2010,
                between the Company and Sichuan Dujiangyan Weida Company, Limited,
                dba Weida Co., Ltd.;

- Subscription Agreement, dated as of June 24, 2010, between Accelerated Acquisitions I, Inc. and Mutual Gain Hong Kong, Limited;

- Letter dated June 24, 2009 from Accelerated Venture Partners to Accelerated Acquisitions I, Inc. regarding the tender of shares for cancellation;

- letter re: change in certifying accountant;

- subsidiaries of the registrant; and

- power of attorney.

61.   We are unable to locate the Form 8-Ks filed on July 6, 2010 and June 30, 2010, which you have referenced in notes 2 and 3, respectively, to the exhibits index. Please advise.

62.   We note that certain exhibits have not been filed in their entirety. For example, Schedule A has been omitted from Exhibit 10.1. This is only an example. Please ensure that all exhibits are filed in their entirety.

63.   You have filed the consulting agreements between each of Ma International and Hobson Consultant Limited as Exhibits 10.3 and 10.4, respectively, but have provided no disclosure regarding these material contracts in the registration statement. Please revise the disclosure in your registration statement to discuss the material terms of these agreements and their overall importance to your business.

Form 10-Q for the Six Months Ended June 30, 2011

Note 4 - Capitalization of Road Improvement, page 7

64.   We note that you capitalized expenses related to installing roads, which you refer to as reasonable exploration expenses, on land to which you appear to have no apparent legal right. Please explain why such expenses do not represent costs that should be expensed as incurred, as contemplated by Industry Guide 7 and ASC 930. In addition, revise Note 1 to your financial statements (in your S-1) to include your accounting policy for mining and exploration costs.

Form 10-Q for the Nine Months Ended September 30, 2011

Statement of Expenses, page 4

65.   We note you recorded approximately $58k in other income in the three months ended September 30, 2011. Please explain the source(s) of income and revise to include your

accounting policy for revenue recognition. In this regard, expand your disclosure in MD&A to address this activity as well.

Form 8-K filed April 6, 2011

66.   We remind you that there is an outstanding comment letter on your Item 4.01 Form 8-K filed on April 6, 2011. In order move forward with this registration statement, please file a response to that letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at (202) 551-3851 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel